CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.500% Senior Notes due 2020	$350,000,000	100.00%	$350,000,000	$40,110
Guarantees of 5.500% Senior Notes due 2020(2)	—	—	—	—

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(n), no separate registration fee is payable in respect of the registration of the guarantees.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-157354

PROSPECTUS    SUPPLEMENT

(To prospectus dated February 23, 2010)

$350,000,000

AutoNation, Inc.

5.500% Senior Notes due 2020

We are offering $350.0 million aggregate principal amount of 5.500% Senior Notes due 2020 (the “notes”). Interest on the notes will be payable on February 1 and August 1 of each year, beginning on August 1, 2012. The notes will mature on February 1, 2020. We may redeem some or all of the notes at any time prior to their maturity at the applicable redemption price described in this prospectus supplement, plus accrued and unpaid interest to, but not including, the date of redemption. We may also redeem up to 35% of the notes prior to February 1, 2015 with the net cash proceeds we receive from certain public equity offerings. If a change of control, as described in this prospectus supplement under the heading “Description of the Notes—Repurchase Upon Change of Control Repurchase Event” occurs, we will be required to offer to purchase the notes from the holders under certain circumstances.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The notes will be guaranteed on a senior unsecured basis by substantially all of our subsidiaries. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks that are described under “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per note	Total
Public offering price (1)	100.000%	$350,000,000
Underwriting discount	1.375%	$4,812,500
Proceeds, before expenses, to us (1)	98.625%	$345,187,500

(1)	Plus accrued interest from February 1, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about February 1, 2012.

Joint Book-Running Managers

BofA Merrill Lynch
J.P. Morgan
Wells Fargo Securities
SunTrust Robinson Humphrey

Co-Lead Managers

Mitsubishi UFJ Securities	Mizuho Securities

Co-Managers

Comerica Securities	Fifth Third Securities, Inc.	PNC Capital Markets LLC	US Bancorp

The date of this prospectus supplement is January 27, 2012.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any time subsequent to the date of such information.

S-i

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included or incorporated by reference herein regarding our strategy, future operations, financial position, estimated financial results, planned transactions, projected costs, prospects, goals and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “project,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions. Although we believe that the expectations, plans, intentions, and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The risks, uncertainties, and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

•

The automotive retailing industry is sensitive to changing economic conditions and various other factors. Our business and results of operations are substantially dependent on new vehicle sales levels in the United States and in our particular geographic markets and the level of gross profit margins that we can achieve on our sales of new vehicles, all of which are very difficult to predict.

•	Production and supply chain disruptions caused by natural disasters, such as those that struck Japan and Thailand, could materially adversely impact our new vehicle sales.

•

Our results of operations and financial condition have been and could continue to be adversely affected by the unfavorable economic conditions that have affected the United States for the past few years. Concerns over sovereign debt levels in the United States and Europe, and the possible negative implications to banks and the global economy arising out of the European debt crisis, could adversely impact the U.S. economy, consumer confidence and demand for new and used vehicles.

•

Our debt agreements contain certain financial ratios and/or other restrictions on our ability to conduct our business, and our substantial indebtedness could adversely affect our financial condition and operations and prevent us from fulfilling our debt service obligations.

•	We are dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which we hold franchises.

•

Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our intangible assets for impairment at least annually, which could result in a material, non-cash write-down of goodwill or franchise rights and could have a material adverse impact on our results of operations and shareholders’ equity.

•	Our new vehicle sales and margins are impacted by the consumer incentive and marketing programs of vehicle manufacturers.

•	Natural disasters and adverse weather events can disrupt our business.

S-ii

•

We are subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact our business, financial condition, results of operations, cash flows, and prospects, including our ability to acquire additional stores.

•

We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows, and prospects.

•

Our operations are subject to extensive governmental laws and regulations. If we are found to be in violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer.

•	We are subject to interest rate risk in connection with our vehicle floorplan payables, revolving credit facility and term loan facility that could have a material adverse effect on our profitability.

•

Our largest stockholders, as a result of their ownership stakes in us, have the ability to exert substantial influence over actions to be taken or approved by our stockholders. These stockholders are represented on our Board of Directors and, therefore, may also have the ability to exert substantial influence over actions to be taken or approved by our Board. In addition, future share repurchases and purchases by our affiliates could further reduce our public float and adversely impact the liquidity of our common stock.

•

The failure of our information systems to perform as designed or the failure to maintain and enhance or protect the integrity of these systems could disrupt our business operations, impact sales and results of operations, expose us to customer or third-party claims or result in adverse publicity. Our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism or other events. Any security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us directly or our third-party service providers, could damage our reputation, expose us to the risks of litigation and liability, disrupt our business or otherwise affect our results of operations.

Please refer to our most recent Annual Report on Form 10-K and to our subsequent filings with the Securities and Exchange Commission (the “SEC”) for additional discussion of the foregoing risks. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

S-iii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the accompanying prospectus dated February 23, 2010, which is part of our Registration Statement on Form S-3 (Registration No. 333-157354), which gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find Additional Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

For convenience, the terms “AutoNation,” “the Company,” “we,” “us,” and “our” are used in this prospectus to refer to AutoNation, Inc. and its subsidiaries, unless otherwise indicated or the context otherwise requires. Our dealership operations are conducted by our subsidiaries.

S-iv

NON-GAAP FINANCIAL MEASURES

We have included financial measures of adjusted EBITDA in this prospectus supplement, which is a “non-GAAP financial measure” as defined under the rules of the SEC. Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense, loss from discontinued operations (net of income taxes), goodwill and franchise rights impairments, gain on senior note repurchases and certain other items. Adjusted EBITDA is not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. Adjusted EBITDA is a performance measure that is used by our management, and we believe is commonly reported and widely used by investors and other interested parties, to evaluate a company’s operating performance on a consistent basis after removing the impact of capital structure, asset base, items beyond the control of management (such as income taxes) and certain other items.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect, among other things:

•	our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	any cash income taxes that we may be required to pay;

•	Assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Adjusted EBITDA does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the operation and growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplement.

In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from certain matters we consider to be indicative of our ability to service our debt over the period such debt is expected to remain outstanding.

The non-GAAP measure of adjusted EBITDA used in this prospectus supplement may be different from similar measures used by other companies, limiting their usefulness as comparable measures. This non-GAAP financial measure should not be considered as an alternative to net income, as an indicator of operating performance or liquidity.

See footnote (3) to the summary consolidated financial information under “Prospectus Supplement Summary—Summary Consolidated Financial Information” for a description of the calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to net income.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase the notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference herein.

Our Company

AutoNation, Inc., through its subsidiaries, is the largest automotive retailer in the United States. As of September 30, 2011, we owned and operated 257 new vehicle franchises from 214 stores located in major metropolitan markets, predominantly in the Sunbelt region of the United States. Our stores, which we believe include some of the most recognizable and well known stores in our key markets, sell 32 different brands of new vehicles. The core brands of vehicles that we sell, representing approximately 90% of the new vehicles that we sold during the nine months ended September 30, 2011, are manufactured by Ford, Toyota, Nissan, General Motors, Honda, Mercedes, BMW, and Chrysler.

We offer a diversified range of automotive products and services, including new vehicles, used vehicles, parts and automotive repair and maintenance services, and automotive finance and insurance products. We also arrange financing for vehicle purchases through third-party finance sources. We believe that the significant scale of our operations and the quality of our managerial talent allow us to achieve efficiencies in our key markets by, among other things, leveraging our market brands and advertising, improving asset management, implementing standardized processes, and increasing productivity across all of our stores.

We were incorporated in Delaware in 1991. Our principal executive offices are located at 200 SW 1st Ave, Fort Lauderdale, FL 33301, and our telephone number at that address is (954) 769-6000. We maintain a web site at www.autonation.com. Information contained in or accessed through our web site does not constitute a part of this prospectus supplement.

Recent Developments

Financial Results for the Quarter and Year Ended December 31, 2011

On January 26, 2012, the Company issued a press release announcing unaudited financial results for the quarter and year ended December 31, 2011. Fourth quarter 2011 revenue totaled $3.7 billion, compared to $3.2 billion in the year-ago period, an increase of 13%, driven primarily by stronger retail new and used vehicle revenue. Fourth quarter 2011 new vehicle unit sales were 60,191 units, or up approximately 13%, and retail used vehicle unit sales were 41,946 units, or up approximately 7%, in each case as compared to the same period in 2010. The Company announced operating income of $144 million and net income of $69 million for the fourth quarter of 2011, as compared with operating income of $135 million and net income of $67 million for the fourth quarter of 2010.

For the full year ended December 31, 2011, the Company reported revenue of $13.8 billion, up 11% compared to $12.5 billion for the prior year. Operating income for the year ended December 31, 2011 totaled $572 million as compared with $497 million in 2010. The Company announced net income for 2011 of $281 million, as compared to $227 million for the prior year. At December 31, 2011, the Company’s long-term debt outstanding totaled $1.6 billion and its shareholders’ equity totaled $1.9 billion. At December 31, 2011, the total amount of the Company’s floorplan notes payable was $1.9 billion, and the Company’s total cash balance was $87 million.

Share Repurchases

During the fourth quarter of 2011, AutoNation repurchased 6.3 million shares of its common stock for an aggregate purchase price of $218 million, and, from January 1, 2012 through January 25, 2012, AutoNation repurchased 3.5 million shares for an aggregate purchase price of $122 million. AutoNation announced on January 26, 2012 that the Board of Directors has authorized the repurchase of up to an additional $250 million of AutoNation common stock. With the increased authorization, as of January 25, 2012, AutoNation had approximately $278 million remaining Board authorization for share repurchase. As of January 25, 2012, there were approximately 132 million shares of AutoNation common stock outstanding.

The Offering

Issuer	AutoNation, Inc.

Notes Offered	$350.0 million aggregate principal amount of the notes.

Maturity	February 1, 2020.

Interest Rate	The notes will bear interest at 5.500% per annum. Interest on the notes will accrue from February 1, 2012.

Interest Payment Dates	Interest will be payable on the notes on February 1 and August 1 of each year, beginning on August 1, 2012.

Subsidiary Guarantees	The notes will be jointly and severally guaranteed on a senior unsecured basis by substantially all of our domestic subsidiaries as described under “Description of the Notes—Guarantees.”

The guarantees will rank equal in right of payment to all of the existing and future unsecured senior indebtedness of the guarantors and senior in right of payment to all existing and future subordinated indebtedness of the guarantors. The guarantees will be effectively subordinated in right of payment to all existing and future senior secured debt of the guarantors to the extent of the value of the assets securing such debt.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior and unsecured indebtedness. The notes will be effectively subordinated in right of payment to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to any future indebtedness of our non-guarantor subsidiaries.

The assets of any subsidiary that does not guarantee the notes will be subject to the prior claims of all creditors of that subsidiary, including trade creditors. In addition, in the event that our senior secured creditors exercise remedies with respect to the collateral securing such senior secured debt, the proceeds of the liquidation of that collateral will first be applied to repay obligations secured by such liens.

As of September 30, 2011, after giving pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement, and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, we and the guarantors would have had approximately $3.0 billion of total indebtedness (including borrowings under our new credit agreement, our mortgage facility, our floorplan financing arrangements and our existing senior notes), of which approximately $1.7 billion would have been secured, and we would have had approximately $1.1 billion of undrawn capacity under the revolving credit facility of our new credit agreement, of which we would have had the ability to borrow $840.5 million due to limitations imposed by the maximum leverage ratio covenant contained in our new credit agreement.

Change of Control Repurchase Event	Upon the occurrence of a “Change of Control Repurchase Event,” as defined under “Description of the Notes—Repurchase Upon Change of Control Repurchase Event” in this prospectus supplement, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Optional Redemption	We may redeem some or all of the notes at any time or from time to time, as a whole or in part, at our option, at the “make-whole” redemption price plus accrued and unpaid interest, if any, to the applicable redemption date. See “Description of the Notes—Optional Redemption—Optional Make-Whole Redemption.” In addition, at any time prior to February 1, 2015, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds from certain public equity offerings at the redemption price described in “Description of the Notes—Optional Redemption—Optional Redemption With Proceeds from Public Equity Offerings,” plus accrued and unpaid interest, if any, to the applicable redemption date.

Covenants	We will issue the notes under an indenture with Wells Fargo Bank, N.A., as trustee. The indenture will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

•	create or assume certain liens;

•	engage in sale and leaseback transactions; and

•	consolidate, merge or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications that are described in “Description of the Notes—Covenants.”

Additional Notes	The indenture governing the notes will provide for unlimited issuances of additional notes. See “Description of the Notes—Additional Issuances.”

Book-Entry Form Only	The notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities.

Use of Proceeds	The net proceeds from the sale of the notes in this offering are estimated to be approximately $344.0 million, after deducting underwriting discounts and our estimated expenses. We intend to use the net proceeds from the sale of the notes to (i) reduce borrowings under the revolving credit facility of our credit agreement and (ii) to pay transaction fees and expenses. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement for a discussion of certain factors you should carefully consider before deciding to invest in the notes.

Conflicts of Interest	Certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., Comerica Securities, Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc., certain of the underwriters in this offering, act as agents or lenders under the revolving credit facility of our credit agreement and each of these lenders will receive more than 5% of the net proceeds of this offering in connection with the partial repayment of the revolving credit facility. See “Use of Proceeds.” Because of the manner in which the proceeds will be used, the offering will be conducted in accordance with FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus. PNC Capital Markets LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., Comerica Securities, Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc. will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written approval of the customer.

Summary Consolidated Financial Information

The following table sets forth our summary consolidated financial information as of and for the nine months ended September 30, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. The selected consolidated information for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 was derived from our audited annual consolidated financial statements. The selected consolidated financial data for the nine months ended September 30, 2011 and 2010 are derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) filed with the SEC on October 21, 2011. Such financial information has been prepared on a basis consistent with our audited annual financial information and, in the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the following summary consolidated financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K) filed with the SEC on February 15, 2011 and our Form 10-Q, which are incorporated by reference in the accompanying prospectus.

	As of and for the Nine Months ended September 30,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
(In millions)
Consolidated Statements of Operations Data:
Revenue	$10,153.9	$9,214.8	$12,461.0	$10,666.0	$13,238.7	$16,190.8	$16,893.3
Operating income (loss)	$428.5	$361.9	$496.6	$408.0	$(1,281.1)	$679.1	$746.3
Floorplan interest expense	$(31.8)	$(30.2)	$(42.5)	$(35.7)	$(79.8)	$(116.1)	$(116.9)
Operating income (loss) less floorplan interest expense (1)	$396.7	$331.7	$454.1	$372.3	$(1,360.9)	$563.0	$629.4
Income (loss) from continuing operations before income taxes (2)	$348.5	$272.0	$381.3	$349.2	$(1,401.5)	$450.8	$517.1
Net income (loss) (2)	$212.0	$159.3	$226.6	$198.0	$(1,243.1)	$278.7	$316.9

Consolidated Balance Sheets Data:
Total assets	$5,766.8	$5,730.7	$5,974.2	$5,407.3	$6,014.1	$8,479.6	$8,601.4
Long-term debt, net of current maturities	$1,394.2	$1,372.6	$1,340.6	$1,105.0	$1,225.6	$1,751.9	$1,557.9
Shareholders’ equity	$2,024.9	$2,005.2	$2,078.9	$2,303.2	$2,198.1	$3,473.5	$3,712.7

Other Data:
Adjusted EBITDA (3)	$488.1	$423.6	$575.4	$462.9	$549.9

(1)	Management uses operating income (loss) less floorplan interest expense, which is calculated by subtracting floorplan interest expense from operating income (loss), as a key measure of profitability. This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP.

(2)	During 2008, we recorded impairment charges of $1.76 billion ($1.46 billion after-tax) associated with goodwill and franchise rights. During 2009, we reclassified impairment charges related to franchise rights of $19.1 million ($11.7 million after-tax) that were recorded during 2008 to Loss from Discontinued Operations in our Consolidated Statements of Operations for the year ended December 31, 2008, as the stores associated with these impairment charges were reclassified to discontinued operations during 2009. See Notes 5 and 13 of the Notes to Consolidated Financial Statements for more information.
(3)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense, loss from discontinued operations (net of income taxes), goodwill and franchise rights impairments, gain on senior note repurchases and certain other items as detailed in the reconciliation included below. See “Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA. We did not calculate, and the table does not disclose, adjusted EBITDA for the years ended December 31, 2007 or December 31, 2006.

The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
(In millions)
Net income (loss)	$212.0	$159.3	$226.6	$198.0	$(1,243.1)
Loss from discontinued operations, net of income taxes	2.3	7.9	8.7	35.1	30.8
Income tax provision (benefit)	134.2	104.8	146.0	116.1	(189.2)
Depreciation and amortization	62.7	57.2	76.8	76.7	84.0
Goodwill impairment	—	—	—	—	1,610.0
Franchise rights impairment	—	—	—	1.5	127.4
Floorplan interest expense	31.8	30.2	42.5	35.7	79.8
Other interest expense	48.6	39.8	56.1	42.6	89.4
Gain on senior note repurchases	—	—	—	(13.0)	(51.3)
Loss on debt extinguishment	—	19.6	19.6	—	—
Interest income	(0.6)	(0.8)	(1.4)	(1.1)	(2.2)
Other expenses (income), net	(3.1)	4.5	2.0	(23.3)	9.6
Other (gains) losses, net	0.2	1.1	(1.5)	(5.4)	4.7

Adjusted EBITDA	$488.1	$423.6	$575.4	$462.9	$549.9

RISK FACTORS

An investment in the notes involves a high degree of risk. Before deciding to purchase any notes, you should carefully consider the risks and uncertainties set forth below and the risks and uncertainties incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information included under “Risk Factors” in our Form 10-K and in other documents that we subsequently file with the SEC.

These risks and uncertainties are not the only ones facing us. There may be other risks that a prospective investor should consider that are relevant to that investor’s own particular circumstances or generally.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial condition and operations and prevent us from fulfilling our debt service obligations under the notes.

As of September 30, 2011, after giving pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement, and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, we and the guarantors would have had approximately $3.0 billion of total indebtedness (including borrowings under our new credit agreement, our mortgage facility, our floorplan financing arrangements and our existing senior notes), of which approximately $1.7 billion would have been secured, and we would have had approximately $1.1 billion of undrawn capacity under the revolving credit facility of our new credit agreement, of which we would have had the ability to borrow $840.5 million due to limitations imposed by the maximum leverage ratio covenant contained in our new credit agreement. Our substantial indebtedness could have important consequences. For example:

•	We may have difficulty satisfying our debt service obligations and, if we fail to comply with these requirements, an event of default could result;

•

We may be required to dedicate a substantial portion of our cash flow from operations to make required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures, acquisitions, and other general corporate activities;

•	Covenants relating to our indebtedness may limit our ability to obtain financing for working capital, capital expenditures, acquisitions and other general corporate activities;

•	Covenants relating to our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	We may be more vulnerable to the impact of economic downturns and adverse developments in our business;

•	We may be placed at a competitive disadvantage against any less leveraged competitors; and

•	Our variable interest rate debt will fluctuate with changing market conditions and, accordingly, our interest expense will increase if interest rates rise.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt obligations.

Despite our substantial indebtedness, we may still be able to incur more debt, intensifying the risks described above.

Subject to restrictions in our credit agreement, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness. Subject to certain limitations, we have the ability to borrow additional funds under our credit agreement. If we incur any additional indebtedness or obligations that rank equally with the notes, including trade payables, the holders of those obligations may be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us, which may reduce the amount of proceeds paid to you. As of September 30, 2011, after giving pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement, and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, we and the guarantors would have had approximately $3.0 billion of total indebtedness (including borrowings under our new credit agreement, our mortgage facility, our floorplan financing arrangements and our existing senior notes), of which approximately $1.7 billion would have been secured, and we would have had approximately $1.1 billion of undrawn capacity under the revolving credit facility of our new credit agreement, of which we would have had the ability to borrow $840.5 million due to limitations imposed by the maximum leverage ratio covenant contained in our new credit agreement.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance our obligations with respect to, our indebtedness, including the notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. There can be no assurance that our future cash flow will be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our debt or equity capital or engaging in asset sales. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements. In addition, the terms of our existing or future franchise and framework agreements with vehicle manufacturers and our debt agreements, including the indenture that governs our existing senior notes, the indenture that will govern the notes offered pursuant to this prospectus supplement and our credit agreement may prohibit us from adopting any of these alternatives.

The notes and the guarantees are unsecured obligations.

The notes will be senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured senior debt, and senior in right of payment to all of our existing and future subordinated debt. The notes will be guaranteed on an unsecured basis by substantially all of our existing and future restricted subsidiaries. In the event our credit agreement is secured by liens on our assets and the lenders under such agreement exercise remedies with respect to the pledged assets, the proceeds of the liquidation of the pledged assets will first be applied to repay obligations secured by the pledges. As of September 30, 2011, after giving pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement, and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, we and the guarantors would have had approximately $3.0 billion of total indebtedness (including borrowings under our new credit agreement, our mortgage facility, our floorplan financing arrangements and our existing senior notes), of which approximately $1.7 billion would have been secured, and we would have had approximately $1.1 billion of undrawn capacity under the revolving credit facility of our new credit agreement, of which we would have had the ability to borrow $840.5 million due to limitations imposed by the maximum leverage ratio covenant contained in our new credit agreement. The exercise of default rights (other than rights to demand payment in the event of default or bring suit for payment of amounts due and payable) under certain of the guarantees will be subject to requirements of advance notice to certain of the automotive manufacturers, as set forth in the indenture.

We conduct substantially all of our operations through subsidiaries.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a holding company, we are dependent on distributions of funds from our subsidiaries to meet our debt service and other obligations, including the payment of principal and interest on the notes. Our subsidiaries may not generate sufficient cash from operations to enable us to make payments on our indebtedness, including the notes. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state corporate laws, other laws and regulations and contractual restrictions. If we are unable to obtain funds from our subsidiaries as a result of restrictions under our other debt instruments, state law or otherwise, we may not be able to pay interest or principal on the notes when due, or to redeem the notes upon a change of control repurchase event, and we cannot assure you that we will be able to obtain the necessary funds from other sources.

Not all of our subsidiaries are guarantors, and our claims will be subordinated to all of the creditors of the non-guarantor subsidiaries.

The notes will be guaranteed by most, but not all, of our subsidiaries. In the event of insolvency, liquidation, dissolution, reorganization, or similar proceeding of any of our non-guarantor subsidiaries, any creditors of each of these subsidiaries would be entitled to payment in full from that subsidiary’s assets and earnings before such assets and earnings may be distributed to us to service payments on the notes. As of and for the year ended December 31, 2010, our non-guarantor subsidiaries represented less than 3% of our total assets, total shareholders’ equity, total revenue, income from continuing operations before income taxes and cash flows from operating activities. See “Description of the Notes—Guarantees.”

Federal and state statutes may allow courts to void the guarantees, subordinate the guarantees or require noteholders to return payments received from guarantors.

Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use these laws to subordinate or void the guarantees of the notes issued by any of our subsidiary guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the notes could be superior to the obligations under that guarantee.

A court could void or subordinate the guarantee of the notes by any of our subsidiaries in favor of that subsidiary’s other debts or liabilities to the extent that the court determined that either of the following was true at the time the subsidiary issued the guarantee:

•

that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that such subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

•	that subsidiary did not receive fair consideration or reasonable equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

•	was insolvent or rendered insolvent by reason of the issuance of the guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constitute unreasonable small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

In addition, any payment by such subsidiary guarantor pursuant to any guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of the creditors of such subsidiary guarantor.

Among other things, a legal challenge of a subsidiary’s guarantee of the notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the notes. To the extent a subsidiary’s guarantee of the notes is voided as a result of fraudulent conveyance or held unenforceable for any other reason, the noteholders would cease to have any claim in respect of that guarantee and would be creditors solely of us.

There is no assurance that we will be able to purchase the notes upon a change of control repurchase event.

If certain change of control events occur, we may need to refinance large amounts of our debt, including the notes, our existing senior notes, the debt under our credit agreement, our floorplan financing arrangements and our mortgage facility. Upon a change of control repurchase event, as defined in the indenture, we must offer to buy back the notes for a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase. We would fund any repurchase obligation with our available cash, borrowings, sales of equity or debt or funds provided by a new controlling person. We cannot assure you that there will be sufficient funds available for any required repurchases of the notes if a change of control repurchase event occurs. In addition, the terms of our credit agreement will limit our ability to repurchase your notes and provide that certain change of control events constitute an event of default thereunder. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all the notes upon a change of control repurchase event, the financial effect of this repurchase could cause a default under our other debt, even if the change of control repurchase event itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our other debt and the notes or that restrictions in our credit agreement would allow such repurchases. In addition, certain corporate events, such as leveraged capitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of the Notes—Repurchase Upon a Change of Control.”

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. In addition, if any of our outstanding debt that is rated is downgraded, raising capital will become more difficult for us and borrowing costs under our credit agreement and other future borrowings may increase. Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

There is currently no public market for the notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The notes are a new issue of securities and there is no existing trading market for the notes. Although the underwriters have informed us that they intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. As a result, we cannot assure you that a liquid market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell the notes will be favorable. We cannot assure you that an active trading market will develop for the notes. We do not intend to apply for listing of the notes on any securities exchange. If a market for the notes does not develop, you may not be able to resell your notes for an extended period of time, if at all. Moreover, if markets for the notes do develop in the future, we cannot assure you that these markets will continue indefinitely or that the notes can be sold at a price equal to or greater than their initial offering price. In addition, in response to prevailing interest rates and market conditions generally, as well as our performance, the notes could trade at a price lower than their initial offering price.

Our significant shareholders may support strategies that are opposed to the interests of our noteholders or with which you disagree.

Certain of our shareholders, including certain of our directors, have the power to significantly influence the results of shareholder votes and the election of our board of directors, as well as transactions involving a potential change of control. These shareholders may support strategies and directions, such as share repurchases, that are in their best interests or in the interests of our equity holders in general, but that are not in the interests of our noteholders or with which you disagree. We cannot assure you that these shareholders will not increase their ownership percentage in the future.

We may pursue acquisitions, dispositions, investments, dividends, share repurchases and/or other corporate transactions that we believe will maximize equity returns of our shareholders but may involve risks to holders of the notes.

From time to time, we consider opportunities for acquisitions of businesses or other assets and other strategic transactions. These transactions may involve risks, such as risks of integration of acquired businesses and loss of cash flows and market positions of disposed businesses. In addition, the indenture that will govern the notes will allow us substantial flexibility to pay dividends on, or make significant repurchases of, our common stock. These transactions will be subject to the discretion of our board of directors. There can be no assurance that we will effect any of these transactions, but, if we do, risks to the holders of the notes may be increased, possibly materially.

Our credit agreement and mortgage facility contain certain financial ratios and other restrictions on our ability to conduct our business.

The credit agreement relating to our revolving credit facility and term loan facility contains, and future debt agreements will likely contain, numerous financial and operating covenants that limit the discretion of our management with respect to various business matters. The covenants contained in the Company’s debt instruments place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, and to sell or otherwise dispose of assets and to merge or consolidate with other entities. A failure by us to comply with the obligations contained in our credit agreement could result in an event of default under our credit agreement, which could permit acceleration of the related debt as well as acceleration of debt under other instruments, including under the indenture that will govern the notes, that contain cross-acceleration or cross-default provisions. If any debt is accelerated, our liquid assets may not be sufficient to repay in full such indebtedness and our other indebtedness. Additionally, we have granted certain vehicle manufacturers the right to acquire, at fair market value, our automotive stores franchised by those manufacturers in specified circumstances in the event of our default under the indenture that governs our existing senior notes, the indenture that will govern the notes or the credit agreement for our revolving credit facility and term loan facility.

Under our credit agreement, we are required to remain in compliance with a maximum consolidated leverage ratio and a maximum capitalization ratio. Future credit agreements are expected to include similar requirements. If our earnings decline or if we are required to record impairment charges in the future, we may be unable to comply with the financial ratios required by our credit agreement. In such case, we would seek an amendment or waiver of our credit agreement or consider other options, such as raising capital through an equity issuance to pay down debt, which could be dilutive to stockholders. There can be no assurance that our lenders would agree to an amendment or waiver of our credit agreement. In the event we obtain an amendment or waiver of our credit agreement, we would likely incur additional fees and higher interest expense.

USE OF PROCEEDS

The net proceeds from the sale of the notes in this offering are estimated to be approximately $344.0 million, after deducting underwriting discounts and our estimated expenses. We intend to use the net proceeds from the sale of the notes to (i) reduce borrowings under the revolving credit facility of our credit agreement and (ii) to pay transaction fees and expenses.

Affiliates of certain of the underwriters act as agents and/or lenders under our revolving credit facility and will receive a portion of the net proceeds of this offering in connection with the partial repayment of our revolving credit facility. See “Underwriting (Conflicts of Interest).”

The following table sets forth our estimated sources and uses of funds:

Sources and Uses
(In millions)
Sources		Uses
Notes offered hereby	$350.0	Pay down portion of revolving credit facility (1)	$344.0
		Fees and expenses (2)	6.0

Total sources	$350.0	Total uses	$350.0

(1)	The revolving credit facility provides for a commitment fee on undrawn amounts of 0.30% and various interest rates on borrowings generally at LIBOR plus 1.75%. See “Description of Other Indebtedness—Credit Agreement” for further discussion regarding interest options and maturity.
(2)	Fees and expenses include (i) estimated underwriting discounts related to the offering of notes pursuant to this prospectus supplement and (ii) other estimated transaction expenses.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis; and

•

as adjusted to give pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of the borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, as described following the caption “Use of Proceeds.”

You should read the information in this table in conjunction with the information set forth following the caption “Use of Proceeds” and our consolidated financial statements and the notes thereto, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2011
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$67.3	$77.9	(1)

Short-term debt:
Floorplan notes payable	$1,511.3	$1,511.3
Current maturities of long-term debt	93.2	12.4

Long-term debt, net of current maturities:
Term loan facility due 2012 (2)	54.0	—
Term loan facility due 2014 (2)	479.4	—
Term loan facility due 2016 (2)	—	500.0
Revolving credit facility due 2012 (2)	26.8	—
Revolving credit facility due 2014 (2)	273.2	—
Revolving credit facility due 2016 (2)	—	—
Mortgage facility	213.5	213.5
7% Senior Notes due 2014	14.7	14.7
6.75% Senior Notes due 2018	394.8	394.8
Notes offered hereby (3)	—	350.0
Capital leases due from 2011 to 2031	31.0	31.0
Less: current maturities	(93.2)	(12.4)

Total long-term debt, net of current maturities	1,394.2	1,491.6

Total debt	$2,998.7	$3,015.3

Shareholders’ equity:
Total shareholders’ equity	$2,024.9	$2,024.9

Total capitalization	$5,023.6	$5,040.2

(1)	As described following the caption “Use of Proceeds”, the net proceeds (after underwriting discount and estimated expenses) from the offering of the notes are expected to total $344.0 million. All net proceeds will be used to reduce amounts outstanding under the Company’s revolving credit facility due 2016. Because the “As Adjusted” amount under the revolving credit facility due 2016 prior to the application of the net proceeds is less than the expected net proceeds, the capitalization table reflects, in the “As Adjusted” column, $0 principal amount outstanding for the revolving credit facility due 2016 and “As Adjusted” “Cash and cash equivalents” of $77.9 million.
(2)	On December 7, 2011, we entered into a new five-year unsecured credit agreement with a $500 million term loan facility due 2016 and a $1.2 billion revolving credit facility due 2016. The new credit agreement replaces our prior unsecured credit agreement, dated as of July 14, 2005 (as amended, supplemented or otherwise modified), including the term loan facilities due 2012 and 2014 and the revolving credit facilities due 2012 and 2014. The prior credit agreement was terminated concurrently with our entry into the new credit agreement, and the indebtedness outstanding under the prior credit agreement was paid off with proceeds from borrowings under the new credit agreement.
(3)	Represents the principal amount of the notes. The notes may be issued at a discount to the principal amount.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	4.6	4.2	4.4	*	2.6	3.0

*	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $1.40 billion due to non-cash impairment charges of $1.74 billion.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a description of the principal terms of certain of our indebtedness:

Senior Unsecured Notes

At September 30, 2011, we had outstanding $394.8 million of 6.75% Senior Notes due 2018. Interest on the 6.75% Senior Notes due 2018 is payable on April 15 and October 15 of each year. At any time prior to April 15, 2013, we may redeem up to 35% of the principal amount of these notes with the net cash proceeds of one or more public equity offerings of our common stock at 106.75% of principal. These notes will mature on April 15, 2018. The indenture for these notes includes covenants limiting liens and sale and leaseback transactions, as well as a covenant relating to mergers, consolidations and sales of assets.

At September 30, 2011, we had outstanding $14.7 million of 7% Senior Notes due 2014. The indenture for these notes includes a covenant relating to mergers, consolidations and sales of assets. Interest on the 7% Senior Notes due 2014 is payable on April 15 and October 15 of each year. The 7% Senior Notes due 2014 will mature on April 15, 2014, and may be redeemed by us currently at 101.75% of principal and at 100% of principal on or after April 15, 2012.

Credit Agreement

On December 7, 2011, we entered into a new five-year unsecured credit agreement with a $500 million term loan facility (the “term loan facility”) and a $1.2 billion revolving credit facility (the “revolving credit facility”). The credit agreement contains an accordion feature that allows us, subject to credit availability, to increase the amount of the term loan and revolving credit facilities by up to $500 million in the aggregate. The credit agreement replaces our prior unsecured credit agreement, dated as of July 14, 2005 (as amended, supplemented or otherwise modified, the “prior credit agreement”), including the term loan facilities due 2012 and 2014 and the revolving credit facilities due 2012 and 2014. The prior credit agreement was terminated concurrently with our entry into the credit agreement, and the indebtedness outstanding under the prior credit agreement was paid off with proceeds from borrowings under the credit agreement.

Interest and interest options.

•

The term loan facility provides for various interest rates generally at LIBOR plus 1.75% or the sum of (a) the highest of (i) the JPMorgan Chase Bank prime rate, (ii) the Federal Funds rate plus 0.50% and (iii) LIBOR plus 1.00%, plus (b) 0.75%, at our election.

•

The revolving credit facility provides for a commitment fee on undrawn amounts of 0.30% and various interest rates on borrowings generally at LIBOR plus 1.75% or the sum of (a) the highest of (i) the JPMorgan Chase Bank prime rate, (ii) the Federal Funds rate plus 0.50% and (iii) LIBOR plus 1.00%, plus (b) 0.75%, at our election.

•

Swing line loans under the credit agreement generally bear interest at the sum of (a) the highest of (i) the JPMorgan Chase Bank prime rate, (ii) the Federal Funds rate plus 0.50% and (iii) LIBOR plus 1.00%, plus (b) 0.75%.

The credit spread charged for the revolving credit facility and the term loan facility are affected by our total leverage ratio calculated using our most recently delivered financial statements. For instance, under the terms of the credit agreement, an increase in our leverage ratio from greater than or equal to 2.00 to 1.00 but less than 3.25 to 1.00 to greater than or equal to 3.25 to 1.00 would result in a 25 basis point increase in the credit spread under both our term loan and revolving credit facilities.

We may select interest periods of one week or one, two, three or six months or, subject to availability with the participating lenders, nine months or twelve months. We will be required to pay interest on loans bearing interest at the LIBOR rate at the end of the selected interest period, but no less frequently than quarterly. For all other loans, we will be required to pay interest quarterly.

Maturity. Our credit agreement provides for maturity of the term loan facility on December 7, 2016 and termination of the revolving credit facility and payment of all amounts outstanding thereunder on December 7, 2016.

Guarantees. Our credit agreement is guaranteed by substantially all of our direct and indirect, existing and future domestic subsidiaries, with certain limited exceptions.

Optional prepayments and commitment reductions. Under the credit agreement, we are able to prepay amounts outstanding under the credit agreement in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ breakage and redeployment costs in the case of a prepayment of LIBOR borrowings. Under the credit agreement, we are also able to cancel the unutilized portion of any commitment under the revolving credit facility in excess of the competitive bid loans, the swing line loans and the stated amount of all letters of credit in whole or in part without premium or penalty.

Negative Covenants. Under the credit agreement, we are subject to covenants that restrict our ability to, among other things:

•	incur additional indebtedness, guarantee indebtedness and create or incur liens;

•	engage in mergers, consolidations and other fundamental corporate changes;

•	change our fiscal year; and

•	engage in certain transactions with affiliates.

Financial Covenants. Under the credit agreement, we are subject to financial covenants including a maximum leverage ratio of 3.75x and a maximum capitalization ratio of no more than 65%.

Floorplan Facilities

We maintain secured used floorplan facilities primarily collateralized by used vehicle inventories and related receivables. At September 30, 2011, the aggregate capacity under these facilities was $245.0 million. As of that date, $86.6 million had been borrowed under these facilities. The remaining borrowing capacity under these facilities of $158.4 million was limited to $99.5 million based on the eligible used vehicle inventory that could have been pledged as collateral.

Vehicle floorplan payable-trade totaled $1.0 billion at September 30, 2011. Vehicle floorplan payable-trade reflects amounts borrowed to finance the purchase of specific new vehicle inventories with manufacturers’ captive finance subsidiaries. Vehicle floorplan payable-non-trade totaled $468.1 million at September 30, 2011, and represents amounts borrowed to finance the purchase of specific new and, to a lesser extent, used vehicle inventories with non-trade lenders. All the floorplan facilities generally utilize LIBOR-based interest rates.

Floorplan facilities are due on demand, but in the case of new vehicle inventories, are generally paid within several business days after the related vehicles are sold. Our manufacturer agreements generally require that the manufacturer have the ability to draft against the new floorplan facilities so the lender directly funds the manufacturer for the purchase of new vehicle inventory. Floorplan facilities are primarily collateralized by vehicle inventories and related receivables.

Mortgage Facility

At September 30, 2011, we had $213.5 million outstanding under a mortgage facility with an automotive manufacturer’s captive finance subsidiary that matures on November 30, 2017. The mortgage facility utilizes a fixed interest rate of 5.864% and is secured by 10-year mortgages on certain of our store properties. The mortgage facility requires monthly principal and interest payments of $1.7 million based on a fixed amortization schedule with a balloon payment of $155.4 million due November 2017.

DESCRIPTION OF THE NOTES

The notes will be issued under a senior indenture dated as of April 14, 2010, as amended and supplemented by a supplemental indenture, to be dated as of February 1, 2012, between us and Wells Fargo Bank, N.A., as trustee (as so amended, the “indenture”). Throughout this summary, we refer to both the senior indenture and supplemental indenture together as the indenture. The indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended. The senior indenture is an exhibit to the registration statement of which the accompanying prospectus forms a part. The following description summarizes selected provisions of the indenture and the notes. It does not restate the indenture or the terms of the notes in their entirety. We urge you to read the forms of the indenture and the notes because the indenture and the notes, and not this description, define the rights of noteholders. Copies of the indenture and the notes are available from us upon request. See “Where You Can Find Additional Information” in the accompanying prospectus. In this “Description of the Notes,” the terms “Company,” “we,” “us,” “our” and similar words refer only to AutoNation, Inc. and its successors under the indenture, in each case excluding its subsidiaries.

General

The notes:

•	will be our senior unsecured obligations, ranking equally in right of payment to any existing or future senior unsecured Indebtedness of the Company;

•	will mature on February 1, 2020;

•	will be subject to earlier redemption at our option as described following the caption “—Optional Redemption;”

•	will not have the benefit of any sinking fund;

•	will not be convertible into any other security;

•	will be issued in denominations of $2,000 and in integral multiples of $1,000 thereof;

•	will be represented by one or more registered notes in global form but in certain limited circumstances may be represented by notes in certificated form. See “—Book-entry Issuance;” and

•	will be fully and unconditionally guaranteed by the Guarantors.

Interest on the notes will:

•	accrue at the rate of 5.500% per annum;

•	accrue from February 1, 2012 or the most recent interest payment date on which interest was paid;

•	be payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2012;

•	be payable to the holders of record on January 15 and July 15 immediately preceding the related interest payment date; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day.

Guarantees

The indenture will provide that the Company’s payment obligations under the notes will be jointly and severally, fully and unconditionally, guaranteed (the “Subsidiary Guarantees”) on a senior basis by the Guarantors. The Guarantors are comprised of substantially all of the direct and indirect Domestic Subsidiaries of the Company. The notes will be effectively subordinated in right of payment to all of the liabilities of the Subsidiaries of the Company that do not guarantee the notes. As of and for the year ended December 31, 2010, our non-guarantor Subsidiaries represented less than 3% of our total assets, total shareholders’ equity, total revenues, income from continuing operations before income taxes and cash flows from operating activities.

In addition, if any Domestic Subsidiary of the Company becomes a guarantor or obligor in respect of any other Indebtedness of the Company or any of the Guarantors, the Company shall cause such Domestic Subsidiary to enter into a supplemental indenture in which such Domestic Subsidiary shall agree to guarantee the Company’s obligations under the notes.

If the Company defaults in payment of the principal or interest on the notes, each of the Guarantors will be unconditionally, jointly and severally, obligated to duly and punctually pay the principal and interest on the notes.

The obligations of each Guarantor under its Subsidiary Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under its Subsidiary Guarantee will be entitled to a contribution from any other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP. The enforcement of certain rights with respect to the Subsidiary Guarantees is also subject to the terms of the Manufacturers’ Letter Agreements, including that payment obligations being guaranteed may not exceed $2.5 billion.

Notwithstanding the foregoing, in certain circumstances a Subsidiary Guarantee of a Guarantor may be released pursuant to the provisions under “—Covenants—Limitation on Issuances of Guarantees of Indebtedness.” The Company also may, at any time, cause a Domestic Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the notes by such Domestic Subsidiary on the basis provided in the indenture.

Ranking

The notes will be unsecured senior obligations of the Company, and the Indebtedness represented by the notes and the payment of principal of and interest on the notes will rank equally in right of payment with all other existing and future unsubordinated unsecured Indebtedness of the Company and senior in right of payment to all existing and future subordinated Indebtedness of the Company. In the event that our senior secured creditors exercise remedies with respect to the collateral securing such senior secured debt, the proceeds of the liquidation of that collateral will first be applied to repay obligations secured by such liens before any such proceeds can be applied to repay any senior unsecured obligations, including the notes.

The Indebtedness evidenced by each Subsidiary Guarantee (including the payment of principal of and interest on the notes) is unsecured, ranks equally in right of payment with all other existing and future unsubordinated unsecured Indebtedness of such Guarantor and ranks senior in right of payment to all subordinated Indebtedness of such Guarantor.

As of September 30, 2011, after giving pro forma effect to (i) the entry into the new credit agreement on December 7, 2011, (ii) the termination of our prior credit agreement, and payoff of the indebtedness outstanding under the prior credit agreement with proceeds from borrowings under the new credit agreement (with approximately $33.4 million of the term loan under the prior credit agreement being converted into a revolver borrowing in the corresponding amount under the new credit agreement), (iii) the offering of the notes pursuant to this prospectus supplement and (iv) the associated paydown of a portion of borrowings under the revolving credit facility under our new credit agreement with proceeds from the offering, we and the guarantors would have had approximately $3.0 billion of total indebtedness (including borrowings under our new credit agreement, our mortgage facility, our floorplan financing arrangements and our existing senior notes), of which approximately $1.7 billion would have been secured.

Additional Issuances

We may issue additional notes, without limitation and without your consent. If we issue additional notes under the indenture, they will have the same terms and conditions as the notes being offered by this prospectus supplement in all respects (except for the payment of interest accruing prior to the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the notes of that series issued under this prospectus supplement.

Optional Redemption

Optional Redemption With Proceeds from Public Equity Offerings.

At any time prior to February 1, 2015, we may redeem up to 35% of the principal amount of the notes with the net cash proceeds of one or more Public Equity Offerings of our common stock at a redemption price (expressed as a percentage of principal amount) of 105.5%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of notes originally issued on the closing date remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such Public Equity Offering.

For the purposes of this redemption provision, a “Public Equity Offering” means an underwritten public offering of common stock (other than redeemable capital stock) of the Company with gross cash proceeds to the Company of at least $50.0 million pursuant to an effective registration statement filed pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

Optional Make-Whole Redemption.

We may redeem the notes, at our option, at any time in whole, or from time to time in part, at a make-whole redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points, plus accrued interest to the date of redemption.

For purposes of determining the optional make-whole redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (as measured from the date of redemption) of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations obtained by us for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, (ii) if we are unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by us, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means Merrill Lynch, Pierce, Fenner & Smith Incorporated and its successors, and at least two other primary U.S. government securities dealers in New York City (each, a “Primary Treasury Dealer”) selected by the Independent Investment Banker; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the us by the Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury Yield” means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

General.

The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all of the notes are redeemed at any time, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems fair and appropriate, in the case of notes that are not represented by a global security. No note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note.

No Sinking Fund

The notes will not be entitled to the benefit of any sinking fund.

Repurchase Upon Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless the Company has exercised its right to redeem the notes as described above under “—Optional Redemption,” the Company will be required to make an offer to each holder of the notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase; provided that after giving effect to the purchase, any notes that remain outstanding shall have a denomination of $2,000 and integral multiples of $1,000 above that amount.

Within 30 days following any Change of Control Repurchase Event or, at the option of the Company, prior to any Change of Control, but after the public announcement of the transaction that constitutes or may constitute the Change of Control, the Company will be required to mail a notice (a “Change of Control Offer”) to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on a Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the repurchase date following a Change of Control Repurchase Event, the Company will, to the extent lawful:

(1) accept for payment all the notes or portions of the notes properly tendered pursuant to the applicable Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered pursuant to the applicable Change of Control Offer; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by the Company.

The trustee will promptly mail, or cause the paying agent to promptly mail, to each holder of notes properly tendered, the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

The Company will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all notes properly tendered and not withdrawn under its offer.

The Change of Control Repurchase Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control Repurchase Event feature is a result of negotiations between the Company and the underwriters. As contemplated by the definition of Change of Control, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the capital structure of the Company or credit ratings of the notes. Restrictions on the ability of the Company to incur Liens (as defined herein) and enter into sale and leaseback transactions are contained in the covenants as described following the captions “—Covenants—Limitation on Liens” and “—Covenants—Limitation on Sale and Leaseback Transactions.” Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a Change of Control Repurchase Event, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The Company may not have sufficient funds to repurchase all the notes upon a Change of Control Repurchase Event. Even if it has sufficient funds, the Company may be prohibited from repurchasing the notes under the terms of its future debt instruments. See “Risk Factors—Risks Related to the Notes—There is no assurance that we will be able to purchase the Notes upon a change of control.”

If holders of not less than 95% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, as described above, purchases all of the notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” shall occur if: (1) any “Person” or “group” (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Company; (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office; (3) the Company consolidates with or merges with or into any Person (other than a Permitted Holder), or any Person (other than a Permitted Holder) consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is converted into or exchanged for Voting Stock of the surviving Person representing a majority of the voting power of all Voting Stock of such surviving Person immediately after giving effect to such issuance; (4) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “Person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than to the Company, one of the Company’s Subsidiaries or a Permitted Holder or (5) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “—Merger, Consolidation or Sale of Assets.”

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor Rating Categories of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor Rating Categories of S&P) and the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.

“Moody’s” means Moody’s Investors Service Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the control of the

Company, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Company as a replacement agency for Moody’s or S&P, or both, as the ease may be.

“Rating Date” means the date that is 60 days prior to the earlier of (i) a Change of Control or (ii) public notice of the occurrence of a Change of Control or of the intention by the Company to affect a Change of Control.

“Ratings Event” means the occurrence of the events described in (a) or (b) of this definition on, or within 60 days after the earlier of, (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies): (a) if the notes are rated by one or both Rating Agencies on the Rating Date as Investment Grade, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies or (b) if the notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the notes shall remain rated below Investment Grade by both Rating Agencies.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Covenants

Except as described in “—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions,” neither the Company nor any of its subsidiaries will be restricted by the indenture from:

•	incurring any Indebtedness or other obligation;

•	paying dividends or making distributions on the Company’s capital stock or the capital stock of any of its subsidiaries; or

•	purchasing or redeeming the Company’s capital stock or the capital stock of any of its subsidiaries.

In addition, the Company will not be required to maintain any financial ratios or specified levels of net worth or liquidity or to repurchase or redeem or otherwise modify the terms of any of the notes upon a change of control or other events involving us or any of our subsidiaries which may adversely affect the creditworthiness of the notes, except to the limited extent described following the caption “—Change of Control Offer.” Among other things, the indenture will not contain covenants designed to afford holders of the notes any protections in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the notes, except to the limited extent described following the caption “—Change of Control Offer.”

The indenture contains the following principal covenants:

Limitation on Liens

The Company will not, and will not permit any of its Domestic Subsidiaries to, create, incur, assume or permit to exist any Lien on (a) any Principal Property or (b) the Capital Stock of any Subsidiary, in each case to secure Indebtedness of the Company, any Subsidiary of the Company or any other Person, unless prior to or at the same time, the notes (together with, at the option of the Company, any other Indebtedness of the Company or any Subsidiary ranking equally in right of payment with the notes) are equally and ratably secured with or, at the option of the Company, prior to, such Indebtedness.

Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of such Lien that gave rise to the obligation to secure the notes under this covenant.

The foregoing restriction does not apply, with respect to any Person, to any of the following:

(1) any Lien existing as of the Issue Date;

(2) any Lien arising by reason of:

(a) any judgment, decree or order of any court, so long as such Lien is adequately bonded or with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(b) taxes, governmental assessments or similar governmental charges or levies not yet delinquent or which are being contested in good faith;

(c) security for payment of workers’ compensation, unemployment insurance and other governmental insurance or benefits and/or other insurance arrangements (including, without limitation, pledges or deposits securing liability under self insurance general liability insurance programs);

(d) good faith deposits in connection with bids, tenders, statutory obligations, leases, contracts (other than contracts for the payment of money);

(e) zoning and other restrictions, charges or encumbrances (whether or not recorded), easements (including, without limitation, reciprocal easement agreements and utility agreements) licenses, reservations, title defects, rights of others for rights of way, utilities, sewers, electric lines, telephone or telegraph lines, and other similar purposes, provisions, covenants, consents, conditions, waivers, variations, encroachments, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or any Subsidiary or the value of such property for the purpose of such business;

(f) deposits to secure public, statutory or similar obligations, or in lieu of surety or appeal bonds or Liens incurred or deposits made as a result of progress payments under government contracts;

(g) Liens incurred or deposits made in connection with letters of credit issued in the ordinary course of business; or

(h) operation of law in favor of mechanics, carriers, warehousemen, landlords, materialmen, laborers, employees, suppliers or other similar Persons, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(3) any Lien to secure the performance bids, trade contracts, leases (including, without limitation, statutory and common law landlord’s liens), statutory obligations, surety and appeal bonds, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Subsidiary;

(4) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(5) Liens on property or shares of capital stock of another Person at the time such other Person becomes a subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person (other than assets and property affixed or appurtenant thereto);

(6) Liens on property at the time such Person or any of its subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person (other than assets and property affixed or appurtenant thereto);

(7) Liens in favor of the Company or any of its Subsidiaries;

(8) any Lien securing any Vehicle Inventory Indebtedness and/or Vehicle Receivables Indebtedness;

(9) Liens securing Indebtedness under Mortgage Facilities in an aggregate principal amount not to exceed $500.0 million incurred and outstanding after the Issue Date;

(10) Liens securing Indebtedness under Debt Facilities in an aggregate principal amount not to exceed $1,700.0 million at any one time outstanding;

(11) Liens securing Indebtedness under Interest Rate Agreements, Currency Agreements or Commodity Price Protection Agreements or otherwise incurred to hedge interest rate risk or currency or commodity pricing risk;

(12) Liens to secure any refinancing (or successive refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (1), (4), (5), (6) or (11); provided, however, that: (a) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described in clauses (1), (4), (5), (6) or (11) at the time the original Lien became a Lien permitted under the indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(13) Liens on assets subject to a Sale and Leaseback Transaction securing Attributable Debt permitted to be incurred as described following the caption “—Covenants—Limitation on Sale and Leaseback Transactions.”

Notwithstanding the foregoing restrictions, the Company and its Subsidiaries will be permitted to incur Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, if any, provided that, after giving effect to such Indebtedness, the aggregate amount of all Indebtedness secured by Liens (not including Liens permitted under clauses (1) through (13) above), together with all attributable debt outstanding pursuant to the second paragraph of the “—Limitation on Sale and Leaseback Transactions” covenant, does not exceed 15% of the Consolidated Net Tangible Assets of the Company calculated as of the date of the creation or incurrence of the Lien. The Company and its Subsidiaries also may, without equally and ratably securing the notes, create or incur Liens that extend, renew, substitute or replace (including successive extensions, renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Domestic Subsidiaries to, directly or indirectly, enter into any arrangement with any other Person pursuant to which the Company or any of its Domestic Subsidiaries leases any Principal Property that has been or is to be sold or transferred by the Company or any Domestic Subsidiary to such other Person with the intention of taking back a lease (a “Sale and Leaseback Transaction”), whether now owned or hereafter acquired, unless:

(1) such transaction with respect to a Principal Property if a binding commitment with respect thereto is entered into within one year after the later of (i) the date of issuance of the first series of debt securities under the indenture or (ii) the date such Principal Property was acquired;

(2) the Sale and Leaseback Transaction is solely with the Company or any of its Domestic Subsidiaries;

(3) the lease is for a period not in excess of 36 months, including renewals;

(4) the Company would (at the time of entering into such arrangement) be entitled to incur Indebtedness secured by a Lien with respect to such Sale and Leaseback Transaction, without equally and ratably securing the notes then outstanding under the indenture, pursuant to the last paragraph of the “—Limitation on Liens” covenant described above; or

(5) leases where the proceeds from the sale of the subject property are at least equal to the fair market value (as determined in good faith by the Company) of the subject Principal Property and the Company applies an amount equal to the net proceeds from the sale of such Principal Property to the purchase of other property or assets used or useful in its business or to the retirement of long-term Indebtedness within 365 days of the effective date of any such Sale and Leaseback Transaction; provided that, in lieu of applying such amount to the retirement of long-term Indebtedness, the Company may deliver notes to the trustee for cancellation.

Notwithstanding the restrictions set forth in the preceding paragraph, the Company and its Subsidiaries may enter into any Sale and Leaseback Transaction which would otherwise be subject to the foregoing restrictions, if after giving effect thereto the aggregate amount of all Attributable Debt with respect to such transactions, together with all Indebtedness outstanding pursuant to the last paragraph of the “—Limitation on Liens” covenant described above, does not exceed 15% of the Consolidated Net Tangible Assets of the Company calculated as of the closing date of the Sale and Leaseback Transaction.

Limitation on Issuances of Guarantees of Indebtedness

The Company will not cause or permit any Domestic Subsidiary (which is not a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company or any Domestic Subsidiary unless such Domestic Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Subsidiary Guarantee of the notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to “—Limitation on Liens” and (B) if such Indebtedness is by its terms expressly subordinated to the notes, any such assumption, guarantee or other liability of such Domestic Subsidiary with respect to such Indebtedness shall be subordinated to such Domestic Subsidiary’s Subsidiary Guarantee of the notes at least to the same extent as such Indebtedness is subordinated to the notes.

The preceding paragraph will not be applicable to any Guarantees of any Domestic Subsidiary given to a bank or trust company or any commercial banking institution that is a member of the U.S. Federal Reserve System (or any branch, Subsidiary or Affiliate thereof), in connection with the operation of cash management programs established for its benefit or that of any other Domestic Subsidiary.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Domestic Subsidiary of the notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company’s Capital Stock in, or all or substantially all the assets of, such Domestic Subsidiary, which transaction is in compliance with the terms of the indenture and such Domestic Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Domestic Subsidiary, and (ii) with respect to any Subsidiary Guarantees created after the Issue Date, the release by the holders of the Indebtedness of the Company described in the second preceding paragraph above of their guarantee by such Domestic Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (A) no other Indebtedness of the Company has been guaranteed by such Domestic Subsidiary or (B) the holders of all such other Indebtedness which is guaranteed by such Domestic Subsidiary also release their guarantee by such Domestic Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

Merger, Consolidation or Sale of Assets

The Company will not, in a single transaction or through a series of related transactions, consolidate or merge with or into any other Person, or, directly or indirectly, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to another Person, or permit any Person to merge with or into it, unless:

(1) the Company is the continuing Person or the successor Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease or conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the indenture, including payment of the principal of and interest on the notes, and the performance and observance of all of the covenants and conditions of the indenture to be performed by the Company, by a supplemental indenture, executed and delivered to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) at the time of such transaction the Company or the surviving Person will have delivered, or caused to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, sale, assignment, transfer, lease or conveyance or other transaction and the supplemental indenture in respect thereof comply with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with; and

(5) at the time of the transaction each Guarantor, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under the indenture and the notes.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the continuing corporation, the successor Person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company and the Company will be discharged from all obligations and covenants under the indenture and the notes.

Each Guarantor (other than any Guarantor whose Subsidiary Guarantee is to be released in accordance with the terms of its Subsidiary Guarantee and the indenture in connection with the sale, exchange or transfer to any Person (other than an Affiliate of the Company) of all of the Capital Stock of such Guarantor) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and such Person assumes by supplemental indenture all of the obligations of the Guarantor on its Subsidiary Guarantee; and

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

The successor Guarantor will succeed to, and except in the case of a lease be substituted for, such Guarantor under the indenture and such Guarantor’s Subsidiary Guarantee.

The foregoing covenant contains the phrase “substantially all.” Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Events of Default

The indenture will provide that each of the following constitutes an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of the notes at maturity, upon acceleration, redemption or otherwise;

(3) failure by the Company to comply with the provisions described under the captions “—Repurchase Upon Change of Control Repurchase Event” or “— Merger, Consolidation or Sale of Assets”;

(4) failure by the Company to comply with any of its other agreements in the indenture or the notes for 30 days after written notice is received by the Company from the trustee or by the Company and the trustee from the holders of at least 25% of the aggregate principal amount of notes then outstanding specifying the default (and demanding that such default be remedied);

(5) default under any Indebtedness of the Company or any of its Subsidiaries having an aggregate amount of at least $50.0 million constituting a default either (a) of payment of principal when due and payable (whether at scheduled maturity, upon acceleration, redemption or otherwise) or (b) which results in acceleration of the Indebtedness, and in each case after we have received written notice of the default from the trustee or from the holders of at least 25% of the aggregate principal amount of notes then outstanding and thereafter do not cure the default within 30 days;

(6) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $50.0 million above available insurance coverage or indemnity coverage, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and

(8) except as permitted by the indenture, any Subsidiary Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of at least a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of or interest on the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required, within 5 business days of becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

Defeasance or Covenant Defeasance of Indenture

The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon notes discharged with respect to the outstanding notes (“defeasance”). Such defeasance means that the Company, any such Guarantor and any other obligor under the indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes being defeased, except for:

(1) the rights of holders of such outstanding notes to receive payments in respect of the principal of and interest on such notes when such payments are due,

(2) the Company’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the trustee, and

(4) the defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the indenture (“covenant defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including nonpayment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes that have been defeased.

In order to exercise either defeasance or covenant defeasance, with respect to the notes that are the subject of such defeasance or covenant defeasance:

(a) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of such notes cash in United States dollars, U.S. Government Obligations (as defined in the indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on such outstanding notes on the Stated Maturity;

(b) in the case of defeasance, the Company shall have delivered to the trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of such outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(c) in the case of covenant defeasance, the Company shall have delivered to the trustee an opinion of independent counsel in the United States to the effect that the holders of such outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing with respect to such notes either (a) on the date of such deposit (other than a Default or Event of Default solely resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as clauses (7) under the first paragraph under “—Events of Default” are concerned, at any time during the period ending on the 91st day after the date of deposit;

(e) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the indenture or any other material agreement or instrument (other than, to the extent set forth in clause (d) above, the indenture) to which the Company or any Guarantor is a party or by which it is bound;

(f) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exemption from registration thereunder;

(g) the Company will have delivered to the trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(h) the Company shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of such notes or any Subsidiary Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; and

(i) the Company will have delivered to the trustee an officers’ certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the notes as expressly provided for in the indenture) as to all outstanding notes under the indenture when:

(a) either:

(1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid or notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the indenture) have been delivered to the trustee for cancellation or

(2) all such notes not theretofore delivered to the trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company;

(b) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date;

(c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material agreement to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(d) the Company or any Guarantor has paid or caused to be paid all other sums payable under the indenture by the Company and any Guarantor;

(e) the Company has delivered irrevocable instructions to the trustee to apply such funds to the payment of the notes at maturity or redemption, as the case may be; and

(f) the Company has delivered to the trustee an officers’ certificate and an opinion of independent counsel each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of such indenture have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase Upon Change of Control Repurchase Event”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of and interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase Upon Change of Control Repurchase Event”);

(8) make any change in the foregoing amendment and waiver provisions;

(9) modify, without the written consent of the trustee, the rights, duties or immunities of the trustee; or

(10) release any Guarantor that is a Significant Subsidiary from its Subsidiary Guarantee, except as provided in the indenture.

Notwithstanding the foregoing, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency in the indenture or the notes;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that, in the good faith opinion of the Board of Directors of the Company, would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to secure the notes or to add additional Guarantors;

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) to conform the text of the indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of the indenture, the Subsidiary Guarantees or the notes;

(8) to remove a Guarantor which, in accordance with the terms of the indenture, ceases to be liable in respect of its Subsidiary Guarantee;

(9) to add to the covenants of the Company or any Guarantor for the benefit of the holders of notes or to surrender any right or power conferred upon the Company or any Guarantor;

(10) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(11) to comply with the provisions of the DTC or the trustee with respect to the provisions in the indenture and the notes relating to transfer and exchanges of notes or beneficial interests in notes; and

(12) evidence and provide for the acceptance of appointment by a successor trustee.

Trustee

Wells Fargo Bank, N.A. will be the trustee, security registrar, paying agent and conversion agent for the notes. Wells Fargo Bank, N.A., in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We may maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Exchange and Transfer

You may exchange or transfer the notes in accordance with the indenture. You will not be required to pay a service charge to exchange or transfer the notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The exchange or transfer will only be made if the transfer agent is satisfied with your proof of ownership. See “—Book-entry issuance.”

Paying and Paying Agents

Wells Fargo Bank, N.A. will act as our paying agent for the notes. We may choose to pay interest by mailing checks or making wire transfers. Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to note holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. We may also arrange for additional payment offices, and may cancel or change these offices, including any use of the trustee’s corporate trust office. We must notify you of changes in identities of the paying agents for the notes.

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Definitions

The indenture contains the following defined terms:

“Affiliate” means, as to any Person, any other Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the first referred to Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction, at the time of determination, the total obligation (discounted to the present value at the imputed rate of interest as determined in good faith by us) of the lessee for rental payments (other than amounts required to be paid on account of taxes, assessments, maintenance, repairs, insurance, water rates or similar charges required to by paid by such lessee thereunder or and other items which do not constitute payments for property rights or any amount required to be paid by lessee thereunder contingent upon the amount of maintenance, repairs, insurance, taxes, assessments, water charger or similar charges) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such rental payments shall be the lesser of (x) the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the amount determined assuming no such termination.

“Automobile Retailing Activities” means vehicle retailing, wholesaling, leasing, financing, servicing and related activities.

“Capital Lease Obligation” of any Person means all monetary obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease of (or other agreement conveying the right to use) real or Personal property which, in accordance with GAAP, is required to be recorded as a capitalized lease obligation.

“Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, other equity interests whether now outstanding or issued after the date of the indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person that right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

“Commodity Price Protection Agreement” means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

“Consolidated Net Tangible Assets” means of any Person as of any date means the total assets of such Person and its Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Subsidiaries is available as of that date, minus (i) all current liabilities of such Person and its Subsidiaries reflected on such balance sheet (excluding any current liabilities for borrowed money having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower) and (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets of such Person and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with GAAP.

“Credit Agreement” means the credit agreement providing for revolving credit and term loan borrowings, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, the syndication agent and documentation agents named therein, and the lenders party thereto from time to time, dated as of December 7, 2011, as amended as of the Issue Date, as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangements designed to protect such Person against fluctuations in currency values.

“Debt Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other financial institutions or institutional lenders, or other Persons which provide, originate or arrange debt or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing or letters of credit, including the Credit Agreement, and/or one or more indentures relating to debt securities, in each case in existence from time to time as such facilities, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Domestic Subsidiary” means a Subsidiary of the Company that is organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof.

“Eligible Special Purpose Entity” means any Person which is or is not a Subsidiary of the Company which has been formed by or for the benefit of the Company or any Subsidiary of the Company for the purpose of (i) financing or refinancing, leasing, selling or securitizing Vehicles or related receivables and which finances, refinances or securitizes Vehicles or related receivables of, leases Vehicles to or purchases Vehicles or related receivables from the Company or any Subsidiary of the Company; or (ii) financing or refinancing consumer receivables, leases, loans or retail installment contracts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles and interpretations thereof in the United States, consistently applied, which are in effect at the time of the relevant calculation.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee,” when used as a verb, has a correlative meaning.

“Guarantors” means each Domestic Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Hedging Obligation” means the obligations of any Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a note of either series is registered on the security register books.

“Incur” means issue, assume, guarantee or otherwise become liable for Indebtedness.

“Indebtedness” means, with respect to any Person, obligations of such Person for borrowed money (including without limitation, Indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments), excluding any trade payables and other current liabilities arising in the ordinary course of business.

“Interest Rate Agreement” means, in respect of a Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

“Issue Date” means the original issue date of the notes offered by this prospectus under the indenture.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or Personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

“Manufacturer” means a vehicle manufacturer which is a party to a dealership agreement with the Company or any Subsidiary of the Company.

“Manufacturers’ Letter Agreements” means each of the following: (i) that certain letter dated January 30, 2006 to Mr. Kevin Flynn of Toyota Motor Sales USA, which was confirmed and agreed by Ms. Nancy Davies on behalf of Toyota Motor Sales, U.S.A., Inc., (ii) that certain letter dated January 30, 2006 to Ms. Olga Reisler of Nissan North America, Inc., which was confirmed and agreed by Ms. Reisler on behalf of Nissan North America, Inc., (iii) that certain letter dated January 30, 2006 to Mr. Alex Larkin of Kia Motors America, Inc., which was confirmed and agreed by Mr. Larkin on behalf of Kia Motors America, Inc. (iv) that certain letter dated January 30, 2006 to Ms. Jennifer Moneagle of Ford Motor Company, which was confirmed and agreed by R. Erik Peterson on behalf of Ford Motor Company and (v) that certain letter dated February 23, 2006 to Ms. Donna Parlapiano, Vice President, Regional Operations & Industry Relations, of the Company, from BMW of North America, LLC.

“Maturity” means, when used with respect to the notes, the date on which the principal of the notes becomes due and payable as therein provided or as provided in the indenture, whether at Stated Maturity or the redemption date and whether by declaration of acceleration, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

“Mortgage Facilities” means one or more debt facilities in each case with banks, manufacturers and/or other entities providing for borrowings secured primarily by real property in each case as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time; provided, that the value of the security securing such debt facilities shall not, at the time such debt facilities are entered into, exceed 100% of the aggregate principal amount of the Indebtedness in respect of such debt facilities.

“Permitted Holders” means ESL Investments, Inc. and any Person controlling, controlled by, or under common control with, ESL Investments, Inc.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

“Principal Property” means any building, structure or other facility located within the United States (other than its territories and possessions) and owned by the Company or any Domestic Subsidiary, the book value of which is not less than 0.5% of the Company’s Consolidated Net Tangible Assets. For purposes of this definition, book value will be measured at the time the relevant Lien is being created or, in the case of any Lien incurred pursuant to the fourth paragraph under “Covenants—Limitation on Liens,” at the time the relevant secured Indebtedness is deemed to be incurred. The term “Principal Property” does not include any building, structure or other facility that our board of directors declares by resolution not to be of material importance to the total business conducted by us and our Domestic Subsidiaries taken as a whole.

“Significant Subsidiary” means any Subsidiary which is a “significant subsidiary” within the meaning of Rule 405 under the Securities Act.

“Stated Maturity” means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity of which a majority of the shares or securities or other interests having ordinary voting power for the election of directors or another governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned directly or indirectly through one or more intermediaries, or both, by the parent.

“Vehicle Inventory Indebtedness” means Indebtedness (including pursuant to a commercial paper program) incurred by the Company, any Subsidiary of the Company or any Eligible Special Purpose Entity to purchase, lease, finance or refinance or guaranty the purchasing, leasing, financing or refinancing of Vehicles in the ordinary course of business of the Company and its Subsidiaries or related receivables, which Indebtedness (x) is secured by the Vehicles or related receivables so financed, to the extent, at any date of determination thereof, the amount of such Indebtedness does not exceed the depreciated book value of such Vehicles or the book value of such related receivables as determined in accordance with GAAP applied on a consistent basis or (y) is unsecured and provides for a borrowing base which may not exceed 85% of the value of such Vehicles.

“Vehicle Receivables Indebtedness” means Indebtedness (including pursuant to a commercial paper program) incurred by any Eligible Special Purpose Entity to finance, refinance or guaranty the financing or refinancing of consumer receivables, leases, loans or retail installment contracts incurred in the sale, transfer or lease of Vehicles; provided (x) no assets other than the Vehicles, consumer receivables, leases, loans, retail installment contracts or related proceeds (including, without limitation, proceeds from insurance, Vehicles and other obligations under such receivables, leases, loans or retail installment contracts) to be financed or refinanced secure such Indebtedness; and (y) neither the Company nor any of its other Subsidiaries shall incur any liability with respect to such Indebtedness other than liability arising by reason of (1) a breach of a representation or warranty or customary indemnities, in each case contained in any instrument relating to such Indebtedness or (2) customary interests retained by the Company and/or its Restricted Subsidiaries in such Indebtedness.

“Vehicles” means all now existing or hereafter acquired new and used automobiles, sport utility vehicles, trucks and vans of all types and descriptions, whether held for sale, lease, rental or operational purposes, which relate to the Company’s or any Subsidiary’s Automobile Retailing Activities.

Book-entry Issuance

The notes will be represented by one or more global notes that will be deposited with and registered in the name of The Depository Trust Company, or DTC, or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve

System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or the Company.

Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

•	an event of default occurs and is continuing in respect of the notes; or

•	we decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the notes as of the date hereof to non-U.S. holders (as defined below) that acquire notes for cash at their original issue price pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, traders in securities who elect to apply a mark-to-market method of accounting, expatriates, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies or persons that are, or hold their notes through, partnerships or other pass-through entities), or to persons who hold the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of any state, local or non-U.S. tax laws or the consequences to any U.S. holders (as defined below). This summary deals only with persons who hold the notes as capital assets within the meaning of the Code (generally, property held for investment). Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of notes, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this summary, a “non-U.S. holder” means any beneficial owner of a note (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. holder.” A “U.S. holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is, or is treated as, a citizen or individual resident of the United States, a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

It is not expected that the notes will be issued with “original issue discount” for U.S. federal income tax purposes. If the notes are issued with more than a defined de minimis amount of original issue discount, U.S. federal income tax consequences materially different than those described below would apply to certain non-U.S.holders of the notes. Additionally, the U.S. federal income tax consequences to U.S. holders of the notes would be materially different from those that would apply in the absence of original issue discount.

Stated Interest. Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest paid on a note if the interest is not effectively connected with a U.S. trade or business conducted by the non-U.S. holder and the non-U.S. holder:

•	does not actually or constructively own 10% or more of our voting stock;

•	is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership;

•	is not a bank that acquired the note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of business; and

•

certifies, under penalty of perjury, to its non-U.S. status on IRS Form W-8 BEN (or other applicable Form W-8) and neither we nor our withholding agent has reason to know the non-U.S. holder is a U.S. person.

If a non-U.S. holder does not qualify for an exemption under these rules, interest income from the notes generally will be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time such interest is paid. Alternatively, a non-U.S. holder generally will be exempt from U.S. federal withholding tax with respect to interest paid on the notes if the holder establishes that such interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (generally, by providing a properly completed IRS Form W-8ECI). To the extent that such interest is effectively connected with the non-U.S. holder’s conduct of a trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), the non-U.S. holder generally will be subject to U.S. federal income tax on such interest on a net basis at regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a foreign corporation, it may be subject to an additional 30% U.S. branch profits tax (or lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, subject to adjustments.

Disposition. Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange, redemption or other taxable disposition of a note (collectively, a “disposition”), unless

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

•	in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

If a non-U.S. holder is a holder described in the first bullet point above, the net gain derived from the disposition of its notes generally will be subject to U.S. federal income tax on a net basis at regular graduated U.S. federal income tax rates. In addition, if such non-U.S. holder is a foreign corporation, it may also be subject to an additional 30% U.S. branch profits tax (or lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, subject to adjustments. If a non-U.S. holder is a holder described in the second bullet point above, it will be subject to a flat 30% U.S. federal income tax on the gain derived from the disposition of its notes, which may be offset by U.S. source capital losses, even though it is not considered a resident of the United States.

Information reporting and backup withholding. A non-U.S. holder will generally be subject to information reporting with respect to interest paid or accrued on a note and the amount of tax, if any, withheld with respect to those payments. A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding and additional information reporting with respect to interest paid on a note, and with respect to amounts realized on the disposition of a note, unless the non-U.S. holder provides the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the applicability of the information reporting and backup withholding rules to them.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$105,000,000
J.P. Morgan Securities LLC	70,000,000
Wells Fargo Securities, LLC	59,500,000
SunTrust Robinson Humphrey, Inc	52,500,000
Mitsubishi UFJ Securities (USA), Inc.	17,500,000
Mizuho Securities USA Inc	17,500,000
Comerica Securities, Inc.	7,000,000
Fifth Third Securities, Inc.	7,000,000
PNC Capital Markets LLC	7,000,000
U.S. Bancorp Investments, Inc.	7,000,000

Total	$350,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell notes through certain of their affiliates.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $1,200,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, for a period of 60 days after the date of this prospectus supplement, without first obtaining the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

Certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., Comerica Securities, Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc., certain of the underwriters in this offering, act as agents or lenders under the revolving credit facility of our credit agreement and each of these lenders will receive more than 5% of the net proceeds of this offering in connection with the partial repayment of the revolving credit facility. See “Use of Proceeds.” Because of the manner in which the proceeds will be used, the offering will be conducted in accordance with FINRA Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus. PNC Capital Markets LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., Comerica Securities, Inc.,

Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc. will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written approval of the customer.

Other Relationships

Certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc., Comerica Securities, Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and U.S. Bancorp Investments, Inc. act as agents or lenders under the term loan and revolving credit facilities of our credit agreement. In addition, certain affiliates of our underwriters act as agents or lenders for certain of our vehicle floorplan facilities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP and C. Coleman Edmunds, Senior Vice President, Deputy General Counsel and Assistant Secretary of the Company. Mr. Edmunds owns shares of our common stock, and holds stock options and restricted stock awards and may receive additional awards in the future. Simpson Thacher & Bartlett LLP, New York, New York, will pass upon certain legal matters for the underwriters in connection with the issuance of the notes.

EXPERTS

The consolidated financial statements of AutoNation, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

AutoNation, Inc.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

GUARANTEES OF DEBT SECURITIES

WARRANTS

SUBSCRIPTION RIGHTS

DEPOSITARY SHARES

STOCK PURCHASE CONTRACTS

UNITS

We may from time to time offer to sell, together or separately, common stock, preferred stock, debt securities, guarantees of debt securities, warrants, subscription rights to purchase common stock or preferred stock, depositary shares or stock purchase contracts, as well as units that include any of these securities. The debt securities may consist of debentures, notes or other types of debt and may be guaranteed by certain of our subsidiaries. The preferred stock, debt securities, warrants and stock purchase contracts may be convertible or exercisable or exchangeable for common or preferred stock or other securities.

We will provide specific terms of these securities in one or more supplements to this prospectus at the time of offering. You should read this prospectus and any relevant prospectus supplement or free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you make your investment decision with respect to any offering.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AN.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. The prospectus supplement or free writing prospectus for an offering of securities will describe in detail the plan of distribution for that offering.

Investing in our securities involves certain risks. You should carefully consider the risks described under “Risk Factors” in our most recent annual report on Form  10-K, which is incorporated by reference herein, as well the other information contained or incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus before making a decision to invest in our securities. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 23, 2010

i

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “project,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions. Although we believe that the expectations, plans, intentions, and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The risks, uncertainties, and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

•

The automotive retailing industry is sensitive to changing economic conditions and various other factors. Our business and results of operations are substantially dependent on new vehicle sales levels in the United States and in our particular geographic markets and the level of gross profit margins that we can achieve on our sales of new vehicles, all of which are very difficult to predict.

•	Our results of operations and financial condition have been and could continue to be adversely affected by the unfavorable economic conditions in the United States.

•

Our revolving credit facility, term loan facility, mortgage facility, and the indenture relating to our senior unsecured notes contain certain financial ratios and other restrictions on our ability to conduct our business.

•	We are dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which we hold franchises.

•	Our substantial indebtedness could adversely affect our financial condition and operations and prevent us from fulfilling our debt service obligations.

•

Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our intangible assets for impairment at least annually, which could result in a material, non-cash write-down of goodwill or franchise rights and could have a material adverse impact on our results of operations and stockholders’ equity.

•	Our new vehicle sales are impacted by the consumer incentive and marketing programs of vehicle manufacturers.

•	Natural disasters and adverse weather events can disrupt our business.

•

We are subject to restrictions imposed by and significant influence from vehicle manufacturers that may adversely impact our business, financial condition, results of operations, cash flows, and prospects, including our ability to acquire additional stores.

•

We are subject to numerous legal and administrative proceedings, which, if the outcomes are adverse to us, could materially adversely affect our business, results of operations, financial condition, cash flows, and prospects.

•

Our operations are subject to extensive governmental laws and regulations. If we are found to be in violation of or subject to liabilities under any of these laws or regulations, or if new laws or regulations are enacted that adversely affect our operations, our business, operating results, and prospects could suffer.

•

We are subject to interest rate risk in connection with our floorplan payable, revolving credit facility, term loan facility, and floating rate senior unsecured notes that could have a material adverse effect on our profitability.

•	Our largest stockholder, as a result of its voting ownership, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders.

Please refer to our most recent Annual Report on Form 10-K and to our subsequent filings with the Securities and Exchange Commission (the “SEC”) for additional discussion of the foregoing risks. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the SEC. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or a free writing prospectus that will contain specific information about the terms of that offering. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement or free writing prospectus together with additional information described under the heading “Where You Can Find Additional Information” before deciding to invest in any of the securities being offered.

You should rely only on the information contained in or incorporated by reference in this prospectus or any related prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate on any date other than the date on the front cover of such documents or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any prospectus supplement or free writing prospectus is delivered or securities are sold on a later date. Neither the delivery of this prospectus or any applicable prospectus supplement or free writing prospectus nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or free writing prospectus or in our affairs since the date of this prospectus or any applicable prospectus supplement or free writing prospectus.

For convenience, the terms “AutoNation,” “the Company,” “we,” “us,” and “our” are used in this prospectus to refer to AutoNation, Inc. and its subsidiaries, unless otherwise required by the context. Our dealership operations are conducted by our subsidiaries.

THE COMPANY

This summary highlights certain information about AutoNation, Inc. Because it is a summary, it does not contain all the information you should consider before investing in our securities. You should read carefully this entire prospectus, any prospectus supplement or free writing prospectus and the documents that we incorporate herein and therein by reference, including the sections entitled “Risk Factors” and our financial statements and related notes. You may obtain a copy of the documents that we incorporate by reference without charge by following the instructions in the section below entitled “Where You Can Find Additional Information.”

AutoNation, Inc., through its subsidiaries, is the largest automotive retailer in the United States. As of December 31, 2009, we owned and operated 246 new vehicle franchises from 203 stores located in major metropolitan markets, predominantly in the Sunbelt region of the United States. Our stores, which we believe are some of the most recognizable and well-known in our key markets, sell 33 different brands of new vehicles. The core brands of vehicles that we sell, representing approximately 96% of the new vehicles that we sold in 2009, are manufactured by Toyota, Ford, Honda, Nissan, General Motors, Mercedes, BMW, and Chrysler.

We offer a diversified range of automotive products and services, including new vehicles, used vehicles, parts and automotive services, and automotive finance and insurance products. We also arrange financing for vehicle purchases through third-party finance sources. We believe that the significant scale of our operations and the quality of our managerial talent allow us to achieve efficiencies in our key markets by, among other things, leveraging our market brands and advertising, improving asset management, implementing standardized processes, and increasing productivity across all of our stores.

We were incorporated in Delaware in 1991. Our principal executive offices are located at 200 SW 1st Ave, Fort Lauderdale, FL 33301, and our telephone number at that address is (954) 769-6000. We maintain a web site at www.autonation.com. Information contained in or accessed through our web site does not constitute a part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider, among other things, (i) the risk factors identified under the heading “Risk Factors” in Part I, Item 1A of our most recent Annual Report on Form 10-K, as updated by our Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K filed subsequent to such Annual Report on Form 10-K, (ii) the risk factors identified under the heading “Risk Factors” in any applicable prospectus supplement or free writing prospectus, and (iii) the other information set forth in this prospectus, in any applicable prospectus supplement or free writing prospectus, and in the documents incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find Additional Information.” These risks could materially and adversely affect our business, results of operations and financial condition and could result in a partial or complete loss of your investment.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement or a free writing prospectus, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	4.4	*	2.7	3.0	3.9

*	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $1.40 billion due to non-cash impairment charges of $1.74 billion.

The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income from continuing operations before taxes, earnings from unconsolidated affiliates and fixed charges. “Fixed charges” consist of interest on indebtedness, including floorplan interest, amortization of debt issuance costs and the estimated portion of rental expense we deem to be representative of the interest factor of rental payments under operating leases.

We did not have any preferred stock outstanding for the periods presented, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to fixed charges presented above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based on our Third Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”), our Amended and Restated By-Laws (our “By-Laws”) and applicable provisions of law. We have summarized certain portions of our Certificate of Incorporation and By-Laws below. The summary is not complete and is subject to, and is qualified in its entirety by, the applicable provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and our By-Laws, which are incorporated by reference herein. You should read our Certificate of Incorporation and By-Laws for the provisions that are important to you.

Copies of our Certificate of Incorporation and By-Laws are available upon request. Please see “Where You Can Find Additional Information” below. As used in this “Description of Capital Stock,” the terms “our,” “ours” and “us” refer only to AutoNation, Inc., a Delaware corporation, and not, unless otherwise indicated, to any of its subsidiaries.

Capital Stock

Under our Certificate of Incorporation, our authorized capital stock consists of 1,500,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of February 12, 2010, there were 170,518,986 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Our common stock is listed on the New York Stock Exchange under the ticker symbol “AN.” Each holder of shares of our common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders. Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors (“Board”) out of funds legally available therefor. Upon any liquidation or dissolution of AutoNation, holders of our common stock are entitled to share pro rata in all remaining assets available for distribution to stockholders after payment or providing for our liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Preferred Stock

Our Certificate of Incorporation authorizes our Board to create preferred stock in one or more classes or series and to fix for each such class or series the voting powers, designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof. Our Board is authorized to, among other things, provide that any such class or series of preferred stock may be (i) entitled to voting powers, full or limited; (ii) subject to redemption at such time or times and at such price or prices as our Board may establish; (iii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series as our Board may establish; (iv) entitled to such rights upon the dissolution of us, or upon any distribution of our assets, as our Board may establish; or (v) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of ours at such price or prices or at such rates of exchange and with such adjustments as our Board may establish. Issuance of preferred stock could discourage bids for the common stock at a premium as well as create a depressive effect on the market price of the common stock. As of the date hereof, no shares of preferred stock are outstanding.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws and the DGCL

Certain provisions in our Certificate of Incorporation and By-Laws and the DGCL may have the effect of delaying, deferring or discouraging another party from acquiring us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board.

Advance Notice of Shareholder Proposals or Nominations

Our By-Laws provide that shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Corporate Secretary timely written notice, in proper form, of the shareholder’s intention to bring that proposal or nomination before the meeting. In addition to certain other applicable requirements, for a shareholder proposal or nomination to be properly brought before an annual meeting by a shareholder, such shareholder generally must have given notice thereof in proper written form to our Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Our By-Laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Special Meetings of Shareholders

Our By-Laws deny shareholders the right to call a special meeting of shareholders. Our By-Laws provide that only the Board may call special meetings of the shareholders. Stockholders are permitted under our By-Laws to act by written consent in lieu of a meeting.

Delaware General Corporation Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our Board and as a result could discourage attempts to acquire us, which could depress the market price of our common stock.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement or free writing prospectus a description of any debt securities, guarantees of debt securities, warrants, subscription rights to purchase common stock or preferred stock, depositary shares, stock purchase contracts or units that may be offered under this prospectus.

PLAN OF DISTRIBUTION

The securities being offered hereby may be sold by us:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers, including our affiliates;

•	through a combination of any such methods of sale; or

•	through any other methods described in the applicable prospectus supplement or free writing prospectus.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in a prospectus supplement or a free writing prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in the documents or filings that is deemed to have been furnished and not filed) after the date of this prospectus and prior to the termination of the offering.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 17, 2010;

•	Our Current Report on Form 8-K filed with the SEC on February 9, 2010;

•	The portions of our definitive proxy statement for our 2009 Annual Meeting of Stockholders that are deemed to have been filed and not furnished, filed with the SEC on March 23, 2009; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 17, 1997.

You may also request a copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing or telephoning us at the following address or telephone number:

AutoNation, Inc.

200 SW 1st Ave

Fort Lauderdale, FL 33301

Attention: Legal Department

Telephone: (954) 769-6000

LEGAL MATTERS

C. Coleman G. Edmunds, Senior Vice President, Deputy General Counsel and Assistant Secretary of the Company and Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois will pass upon the validity of any securities issued under this prospectus. Mr. Edmunds owns shares of our common stock, and holds stock options and restricted stock awards and may receive additional awards in the future. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of AutoNation, Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 consolidated financial statements refers to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included in FASB ASC Topic 740, Income Taxes), effective January 1, 2007.

$350,000,000

AutoNation, Inc.

5.500% Senior Notes due 2020

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

SunTrust Robinson Humphrey

Co-Lead Managers

Mitsubishi UFJ Securities

Mizuho Securities

Co-Managers

Comerica Securities

Fifth Third Securities, Inc.

PNC Capital Markets LLC

US Bancorp

January 27, 2012